Exhibit 99.2

PERDIGÃO S.A.
CNPJ/MF n.º 01.838.723/0001-27
A Publicly Held Company

MINUTES OF THE 42/2008 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: January 14 2008 at 8:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of the Members of the Board of Directors. ON MONTION: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTION TAKEN: pursuant to the Private Agreement Contract for a Primary Public Distribution of Common Shares issued by Perdigão S.A. and pursuant to the provisions of Article 24 of CVM Instruction 400 of December 29 2003, as amended, given that Credit Suisse (Brasil) S. A. may exercise a green shoe option of up to 3.000.000 (three million) of common shares, granted by the Company, with the exclusive purpose of meeting an eventual excess in demand that may occur during the course of the Offering, and that this excess in demand has been identified by Credit Suisse (Brasil) S. A., to the extent that the latter has partially exercised the option described above, to approve the issue and verify the subscription of 744,200 (seven hundred and forty-four thousand, two hundred) common, book-entry shares with no par value, to be paid up in cash in the act of subscription in the local currency of Brazil, with the exclusion of pre-emptive rights pursuant to the provisions in section I of Article 172 of the Joint Stock Companies’ Law and under the provisions of Article 5, Paragraph 1 of the Company’s Bylaws at the issue price of R$45.00 (forty-five Reais) per share. This will result in the increase in capital stock, within the limit of the authorized capital of the Company in the amount of R$33,489,000.00 (thirty-three million, four hundred and eighty-nine thousand Reais), from R$2,500,000,000.00 (two billion, five hundred million Reais), represented by 185,957,152 (one hundred and eight-five million, nine hundred and fifty-seven thousand, one hundred and fifty-two) shares to R$2,533,489,000.00 (two billion, five hundred and thirty-three million, four hundred and eighty-nine thousand Reais) represented by 186,701,352 (one hundred and eighty-six million, seven hundred and one thousand, three hundred and fifty-two) shares, the latter of which shall possess characteristics identical to those of the shares already existing, being entitled to the same rights enjoyed by the said existing shares. As a result, Article 5 (caption sentence) of the Company’s Bylaws shall come into effect with the following wording ad-referendum of the next General shareholder’s meeting “Article 5 – The Capital stock subscribed and paid up is R$ 2.533.489.000,00 (two billion, five hundred and thirty-three million, four hundred and eight nine thousand reais), divided in 186.701.352 (one hundred eight-six million, seven hundred and one thousand, and three hundred and fifty-two) no-par value common shares in book entry form. CONCLUSION: These minutes, having been read and approved, were signed by the those present. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I certify that the present is a summary of the original minutes transcribed in book number 2 of the Minutes of the Ordinary and Extraordinary Minutes of the Board of Directors of the Company to pages 32 and 33).